Exhibit 23

CONSENT OF INDEPENDENT AUDITOR

The Administrative Committee of the
PAULA Financial and Subsidiaries
  401(K) Retirement Savings Plan:

I consent to the incorporation by reference in the registration statements (No. 333-42627, No. 333-45517 and No. 333-65620) on Form S-8 of PAULA Financial and subsidiaries of my report dated June 13, 2003, relating to the statements of net assets available for plan benefits of PAULA Financial and Subsidiaries 401(K) Retirement Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002, and all related schedules, which report appears in the December 31, 2002, annual report on Form 11-K of PAULA Financial and Subsidiaries 401(K) Retirement Savings Plan.

/s/ Peter T. Manahan
Certified Public Accountant

Covina, California

June 25, 2003